NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2009
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,329,098	2,321,332

Total Diluted Shares	2,349,115	2,328,432

Net Income	$960,691	$495,669
Less:
Preferred Stock Dividend	52,838	52,838
Accretion of Preferred Stock	6,689	6,646
Amortization of issuance costs	1,300	1,300

Net income available to common stockholders	$899,864	$434,885

Basic Earnings Per Share	$0.39	$0.19

Diluted Earnings Per Share	$0.38	$0.19